July 29, 2024

Rachel Miller
Senior Vice President, Counsel and Corporate Secretary
Chain Bridge Bancorp, Inc.
1445-A Laughlin Avenue
McLean, VA 22101

       Re: Chain Bridge Bancorp, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 2, 2024
           CIK No. 0001392272
Dear Rachel Miller:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. Please disclose whether you will be a "controlled company" within the meaning of the corporate governance standard of the New York Stock Exchange and provide appropriate disclosure on the prospectus cover page and risk factors. In particular, please discuss any of exemptions available to a "controlled company" that you intend to utilize.
2. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.
3. We acknowledge that the Company conducts substantially all of its operations through its wholly-owned subsidiary, Chain Bridge Bank, N.A. and that the Company has no other subsidiaries. Please supplementally confirm whether the Company derived at least 25
 July 29, 2024
Page 2

       percent of its gross income during its last fiscal year from Chain Bridge Bank, N.A. If so, please supplementally confirm whether the Company devotes at least 55 percent of its assets to and derives at least 55 percent of its income from Chain Bridge Bank, N.A.
Summary, page 1

4. We note that here and throughout the prospectus you describe the industry using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. For instance, you discuss the significant impact on your earnings, total deposits and growth, from the federal election schedule, particularly the four year
       Presidential election schedule. Consider presenting the growth rate based on those periods.
5. We note the chart on page 3 depicting the proportion of insured depository institutions with a national charter and trust powers as of March 31, 2024. We also note your statement on page 7 that compared to many other banks, you maintain a lower proportion of assets you consider to be illiquid. Please revise your disclosure here and throughout the registration statement to cite specific sources for the market and industry data you present.
6. Please balance your disclosure on page 9 regarding the potential advantages, including lower fixed costs, of operating without a branch network with the possible drawbacks of operating without a branch network. For example, you state that you prioritize "personal service and a relationship based approach." Revise your disclosure to clarify how you maintain a high level of customer service despite lacking a significant physical footprint.
7. We note your disclosure that you hold a notable position with corporate and trade association PACS, which you plan to reinforce. Please revise your disclosure to clarify what you mean by notable position.
Deposit Composition and Strategy, page 3

8. In order for investors to better understand your deposit business, provide an explanation of "one-way sell ICS deposits."
Experience in Serving Political Organizations, page 9

9.     We note the Summary Risk Factor on page 17 regarding    demand deposits
concentrated
       in political organizations    and the statement on page 9 indicating
that political
       organizations represent a majority of your transactional accounts. We also note that fundraising activities, and consequently depositary needs, are generally influenced by the outcome of elections. Please tell us, with a view towards revised disclosure in Risk
       Factors and/or where appropriate, whether you have any concentrations among your political organization clients.
10. We note your disclosure that a majority of your demand deposits were represented by political organizations, including Super PACs and Hybrid PACs. We further note your definition of Super PACs on page ii. Please revise your disclosure to also include a definition of Hybrid PACs.
 July 29, 2024
Page 3
Dual Class Structure and Reclassification, page 19

11. Please disclose here and elsewhere as appropriate the percentage of Class B common stock that shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
12. Consider revising the heading for this sub-section so that it better describes the importance of the dual class structure for investors in this transaction.
The Offering
Dividend Policy, page 21

13. We note your disclosure on page 59, that states that you do not intend to pay dividends on your common stock, including your Class A common stock. Revise this section to clarify that your policy applies to all common stock, particularly with regards to cash dividends.
Risk Factors, page 26

14. We note your disclosure that in the past, you have managed your Tier 1 leverage ratio by moving certain deposit accounts off your balance sheet through the ICS network. Please expand your disclosure in a separate risk factor discussing the risks to your business and results of operations if you are unable to access or utilize the ICS network to manage your
       Tier 1 leverage ratio. Please tell us if you would have met your minimum capital adequacy ratios for the periods presented without using the ICS program. Liquidity risk could adversely affect our business, page 27

15. You state that you maintain secured lines of credit with the Federal Home Loan Bank.
       However, on page 91 you indicate that you have not pledged any assets to secure the availability of advances from the Federal Home Loan Bank of Atlanta. Please revise this section to clarify the current status of this reserve source of liquidity.
Most of our deposits come from a relatively small number of commercial relationships, page 28

16. We note your disclosure that indicates that a limited number of firms provide treasury and regulatory compliance services to political organizations. We also note that you had a significant concentration among your largest deposit clients. To the extent that you are dependent on a specific number of compliance firms for your deposit relationships with a number of deposit clients, please discuss the concentration in greater detail.
We are subject to operation risk, which could adversely affect our business, page 38

17. This risk factor appears to address general operational risks, but also addresses the specific operational risks related to your need to transfer large sums of money for your clients in periods leading up to elections. Revise this risk factor to discuss risks related to your funds transfer activities under a separate heading which clarifies for investors the possible impact of an error in a large fund transfer on your financial condition.
The development and use of artificial intelligence presents risks and challenges, page 41

18. This risk factor discusses risks related to AI, but does not clarify if you currently utilize
       AI in operating your business, or if your key vendors utilize AI in providing their services to you or in processing your client or transaction data. Please revise this risk factor to
 July 29, 2024
Page 4

       clarify the extent to which this addresses risks related to how you operate your business at present.
Legal, Regulatory and Compliance Risks
Government regulatoin significantly affects our business, page 42

19. We note your discussion of possible changes to risk-based and leverage capital requirements. Noting that your assets include a significant amount of low risk-weighted assets, including liquid securities and cash on deposit, please discuss the extent to which
       Basel III might impact a bank of your size.
The Bank is subject to numerous "fair and responsible banking" laws, page 45

20. We note your disclosure on page 121, in which you indicate that changes to the
       Community Reinvestment Act ("CRA") regulations, which alter how assessments evaluate lending beyond traditional assessment areas, which may make it more challenging to maintain your current "outstanding" rating. Revise this risk factor to discuss the possible impact on your business of the changes to the CRA. The multi-class structure of our common stock may adversely affect the trading market, page 49

21. Please revise your disclosure to clarify the risk to investors that your multi-class structure and the ineligibility for inclusion in certain stock market indices may adversely affect share price and liquidity.
Use of Proceeds, page 58

22. We note your intent to use the net proceeds for general corporate purposes which may include repaying debt. If any material part of the proceeds is to be used to discharge indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-Interest Income, page 76

23. We note disclosure on page 76 that your total custody and managed assets increased 86%
       from the first quarter of 2023 to the same period in 2024 and 70% from the year ended
       December 31, 2022 to the year ended December 31, 2023. Please revise your filing, here or elsewhere, to describe the fee structure you utilize to earn fees on assets under custody
       (   AUC   ) and assets under management (   AUM   ). Please also discuss
any significant
       trends or concentrations in your AUC/AUM, as well as related drivers. Loan Portfolio, page 84

24. We note that over 60% of your loan portfolio for all periods presented is residential real estate, close-ended/closed-end. Please revise your disclosures to define "close-ended" and
       "closed-end", here or elsewhere as appropriate.
 July 29, 2024
Page 5
25. We note your disclosures on pages 31 and 111 regarding concentrations and specialization in non-conforming jumbo loans. Please revise your disclosures to quantify, here or elsewhere, what proportion of your single family residential portfolio such loans represent.
26. We note your disclosure on page 31 that one of the main risks associated with your loan portfolio is your exposure to certain categories of loans with relatively higher credit risk,
       including commercial real estate (   CRE   ) loans. Please revise your
filing, here or
       elsewhere as appropriate, to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.
27. We note your disclosure on page 85 that Other consumer loans includes multiple loan types. Please enhance your disclosures, here or elsewhere as appropriate, to give more details regarding composition of this loan segment (e.g., proportion of different loan types or similar), changes in the mix over the periods presented, and related drivers. In addition, quantify the proportion of loans that are secured and unsecured.
28. Please disclose key characteristics of your commercial real estate portfolio that may help investors understand any associated risks. Please disclose the amount of owner occupied versus non-owner occupied properties, classification of loans by borrower type, and any geographic concentration of your loan portfolio.
29. Please tell us, with a view towards revised disclosure, whether there is any significant overlap between your loan clients and your transactional depositors or their affiliates.
Deposits, page 90

30.    We note that the    Amount    column for the March 31, 2024 deposit data
on page 90 has an
       asterisk but do not see disclosure explaining its meaning. Please advise where this information is provided or revise your disclosures to address it.
Short Term Borrowings, page 91

31. We note your disclosure that you have line of credit agreements with three correspondent banks. Please enhance your disclosures here and/or in your Supplemental Funding
       Sources section on page 93 to provide some additional detail, such as duration, general terms, or any covenants, similar to what you disclose on page F-52. In this regard, noting that the maturity dates disclosed on page F-52 for these facilities have passed, your revisions should indicate whether they have been extended and, if so, the new maturity date(s).
Liquidity and Capital Management, page 92

32. We note your disclosures regarding the ICS program, including here and on pages 29 and
       66, among other parts of the filing. You indicate that your assets could reach a level that would require the Bank to control the level of deposits. You also indicate that using the
       ICS program helps you to manage the size of your balance sheet. Please revise your disclosures, here or elsewhere as appropriate, to describe any policies regarding deposit levels (uninsured or otherwise) and/or what parameters would typically trigger use of ICS.
 July 29, 2024
Page 6
Liquidity Management, page 92

33. We note your disclosure that deposits form a primary source of your funding, can generally be withdrawn on demand, and deposit balances received from federal political organizations fluctuate due to the seasonality of fundraising and spending around federal elections. Please revise this section to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). Identify any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303 of Regulation S-
       K.
Supplemental Funding Sources, page 93

34. We note your disclosure that the Bank can request funding from ICS of up to ten percent of total assets in a one-way buy of daily maturing or term deposit products. Please revise your disclosures to clarify whether approval for such a request is guaranteed or at the discretion of ICS or another party.
Deposit Services, page 110

35. We note your disclosure that you are a member of the IntraFi network of institutions which allows your deposit clients to enroll in the ICS program to achieve full FDIC insurance. We also note that you have used the ICS network to manage your Tier 1 leverage ratio during periods of high seasonal deposits. Please expand your disclosure to provide more detail around the ICS program, including any requirements for becoming and remaining a member of the IntraFi network, any limitations on transactions that can occur through the network, and any factors that may limit your use of the program.
Risk Management, page 112

36. We note that you include a number of risk factors that discuss the possible impact on your business due to exposure to risks, including inaccurate appraisals, cyber risk, operational risk, employee or contractor misconduct. Revise this section, or another appropriate section, to address the actions and investments that you and management have undertaken to monitor and mitigate the operational risks discussed in the risk factors.
Directors and Executive Officers, page 125

37. Please disclose the term of office of your directors and executive officers. Refer to Items
       401(a) and 401(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies Reclassification, page F-7

38. We note your disclosure, here and on page F-30, that certain amounts reported in prior
       years    may be    reclassified to conform to the current year   s
presentation and that    none of
       those    reclassifications were significant to stockholders    equity or
net income. Please
       revise your disclosures to clarify whether any amounts have actually been reclassified. If
 July 29, 2024
Page 7

       so, expand your disclosures to explain the nature and magnitude of the change(s). See
       ASC 205-10-50-1.
Loss Contingencies, page F-39

39. We note your disclosure that you executed a settlement agreement with JPMorgan dated
       November 29, 2023 related to certain litigation with Blue Flame Medical LLC. To the extent this was material, please tell us how you accounted for this settlement and in which line item the settlement amount is included in your consolidated financial statements. In addition, please revise your filing to disclose any material amounts related to the Blue
       Flame and indemnification matters that were accrued as of December 31, 2022 related to this litigation. See ASC 450-20-50.
Note 5. Related Party Transactions, page F-51

40. We note your disclosure that a portion of the decrease in credits outstanding from your
       officers, directors and their affiliates related to    the cumulative
effect of changes in the
       composition of related parties.    Please revise your filing to clarify
how the composition of
       this related party group changed during the year ended December 31, 2023.
41. Please revise your disclosures to clarify whether credit outstanding to related parties related entirely to loans or to other types of receivables as well.
Note 6. Deposits, page F-51

42. We note your disclosure of reciprocal deposits through ICS and that, in order to achieve full FDIC insurance, some of your depositors have enrolled in this program offered through the IntraFi network. Please also include amounts in excess deposits that were placed at other participating banks as one-way sales for each of the periods presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shannon Davis at 202-551-6687 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Catherine M. Clarkin